Thomas Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

VIA EDGAR	64005-035

August 9, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Frank Knapp, Shannon Menjivar, Stacie Gorman and Pam Long

Re:	CaliberCos Inc. Draft Registration Statement on Form S-1 Submitted December 28, 2021 CIK No. 0001627282

Dear Mr. Knapp, Ms. Menjivar, Ms. Gorman and Ms. Long:

On behalf of our client, CaliberCos Inc. (the “Company”), we hereby confidentially submit Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1 (“Amendment No. 1”). Amendment No. 1 is filed to provide responses to comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated January 24, 2022 (the “Staff’s Letter”) relating to the Company’s Draft Registration Statement on Form S-1 as confidentially submitted with the Commission on December 28, 2021. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to Amendment No. 1. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 1.

Draft Registration Statement on Form S-1

Cover page

1.	Please revise the cover page and risk factors to note, if true, that you will be a controlled company under Nasdaq rules, and as a result, may elect not to comply with certain corporate governance requirements.

RESPONSE: Pursuant to the Staff’s Comment, the Company has revised Amendment No. 1 to note that while the Company will be a controlled company under Nasdaq rules, it does not intend to elect not to comply with certain corporate governance requirements.

Securities and Exchange Commission

August 9, 2022

Prospectus Summary, page 1

2.	Please revise to provide a summary of your risk factors pursuant to Item 105(b) of Regulation S-K.

RESPONSE: Pursuant to the Staff’s Comment, the Company has revised Amendment No. 1 to provide a summary of its risk factors pursuant to Item 105(b) of Regulation S-K.

Future sales and issuances of our Class A common stock . . . , page 21

3.	Please revise this risk factor to address the potential impact of future conversion of the Class B into Class A common stock.

RESPONSE: Pursuant to the Staff’s Comment, the Company has revised this risk factor to address the potential impact of future conversion of the Class B into Class A common stock.

Cautionary Statement Concerning Forward-Looking Statements, page 27

4.	We note your statement that the prospectus includes forward-looking statements “within the meaning of the federal securities laws.” Please revise to clarify that the safe harbor provisions of Securities Act Section 27A and Exchange Act Section 21E do not apply to forward-looking statements made in this offering.

RESPONSE: Pursuant to the Staff’s Comment, the Company has revised this section to clarify that the safe harbor provisions of Securities Act Section 27A and Exchange Act Section 21E do not apply to forward-looking statements made in this offering.

Dilution, page 31

5.	We note here and on page 24 that you disclose a negative $9.09 net tangible book value per Class A common share as of September 30, 2021, based on a net tangible book value of negative $15.9 million. Considering that you reported 17.54 million Class A common shares outstanding at September 30, 2021, please explain how you arrived at this book value per share amount.

RESPONSE: Pursuant to the Staff’s Comment, the Company has revised its calculation of net tangible book value. As of March 31, 2022, the Company has disclosed a negative $0.72 net tangible book value per Class A common share, based on a net tangible book value of negative $12.6 million and 17.56 million Class A common shares outstanding at March 31, 2022.

Securities and Exchange Commission

August 9, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations Key Financial Measures and Indicators Non-GAAP Measures, page 36

6.	We note on page 37 that you identify Capital AUM, Fair Value AUM, and Book Value AUM as key financial measures, yet disclose no measurement amounts. Please revise to disclose measurement amounts for each period presented, including relevant period-over period variance discussion.

RESPONSE: Pursuant to the Staff’s Comment, the Company has revised this section to disclose measurement amounts for each period presented, including a relevant period-over period variance discussion.

Results of Operations, page 37

7.	We note your results of operations does not include a discussion of Consolidated fund revenues and Consolidated fund expenses, both of which comprise the majority of your total consolidated revenues and expenses for all periods presented. Please expand your disclosures to provide a more comprehensive analysis of the trends and key factors impacting period-over-period variances for Consolidated fund revenues and expenses. We refer you to Item 303(a) of Regulation S-K and Section III.B. of SEC Release No. 33-8350.

RESPONSE: Pursuant to the Staff’s Comment, the Company has revised this section to provide a more comprehensive analysis of the trends and key factors impacting period-over-period variances for Consolidated fund revenues and expenses.

Comparison of Years Ended December 31, 2020 and 2019, page 40

8.	We note that the consolidated amounts presented here and the related variance discussion do not correlate to the amounts reported in the audited consolidated statements of operation on page F-39. Please advise.

RESPONSE: Pursuant to the Staff’s Comment, the Company has revised the consolidated amounts as presented on page 43 to correlate with the amounts reported in the audited consolidated statements of operations on F-4 and updated the related variance discussions.

Securities and Exchange Commission

August 9, 2022

Business, page 48

9.	Disclosure in this section focuses on business that is attributable to your reportable segments. Please revise your Summary and Business sections to disclose information material to understanding your business as a whole. In this regard, we note that your operations not included in reportable segments appear to account for a majority of your revenue, and that recent public disclosure in Form 1-K includes information about each of your Consolidated funds, which does not appear in Form S-1. Disclosure in your Summary and Business sections should clarify the nature of services that you and your subsidiaries provide and assets you manage, including real estate and any other assets, material information about the Consolidated funds and underlying real estate, how you allocate assets and whether you hold real estate assets directly. Please also provide an organizational chart showing you and your subsidiaries.

RESPONSE: Pursuant to the Staff’s Comment, the Company has revised the Summary and Business sections accordingly and provided the requested organizational chart.

Management, page 53

10.	Please provide all of the disclosure required by Item 401 of Regulation S-K. Please disclose each of the entities that each individual has been associated within at least the past five years, their position at the entity, and disclose when they began working at each entity and when they ceased working at each entity. Further, for your director nominees, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the individual should serve as your director in light of your business and structure. Please refer to Item 401(e) of Regulation S-K.

RESPONSE: Pursuant to the Staff’s Comment, the Company has revised the section accordingly.

Certain Relationships and Related Party Transactions, page 62

11.	Please revise this section to describe the material terms of the transactions cited in notes (2) and (8) to the Principal Stockholders table. In addition, note (8) refers to a section “Repurchase and Redemption of Shares” that does not appear in the prospectus. Please revise accordingly, and also file any related agreements as exhibits to the registration statement.

RESPONSE: Pursuant to the Staff’s Comment, the Company has revised this section to describe the requested transactions.

Securities and Exchange Commission

August 9, 2022

12.	Please identify the related parties with whom you have entered into unsecured promissory notes through the consolidated VIE, and the basis on which such parties are related.

RESPONSE: Pursuant to the Staff’s Comment, the Company has revised this section to identify the related parties with whom we have entered into unsecured promissory notes through the consolidated VIEs, and the basis on which such parties are related.

Financial Statements (Unaudited) Condensed Consolidated Statements of Operations for the Nine Months Ended September 30, 2021 and 2020 (unaudited), page F-4

13.	Please tell us how you applied ASC 810-10-50-10 in electing to present revenues and expenses of your consolidated VIEs as single “Consolidated fund revenues” and “Consolidated fund expenses” line item totals, in contrast to a more detailed presentation that provides a better understanding of your consolidated results. This also applies to your audited Consolidated Statements of Operations for the years ended December 31, 2020 and 2019 on page F-39.

RESPONSE: The presentation of “Consolidated fund revenues” and “Consolidated fund expenses” has been further disaggregated to “Consolidated funds – Hospitality revenue”, “Consolidated funds – Other revenue”, “Consolidated funds – Hospitality expenses”, and “Consolidated funds – Other expenses” based on qualitative and quantitative risk factors to provide the users of the financial statements more useful information in evaluating the results of our consolidated funds operations.

In order to fully understand the presentation of our consolidated variable interest entities (“VIEs”), it is important to understand the nature of these vehicles and the careful consideration we have dedicated to determining the most appropriate presentation of the consolidation of these vehicles in light of the considerations included within ASC 810-10-50-10, specifically:

“A reporting entity shall determine, in light of the facts and circumstances, how much detail it shall provide to satisfy the requirements of the Variable Interest Entities Subsections. A reporting entity shall also determine how it aggregates information to display its overall involvements with VIEs with different risk characteristics. The reporting entity must strike a balance between obscuring important information as a result of too much aggregation and overburdening financial statements with excessive detail that may not assist financial statement users to understand the reporting entity’s financial position. For example, a reporting entity shall not obscure important information by including it with a large amount of insignificant detail. Similarly, a reporting entity shall not disclose information that is so aggregated that it obscures important differences between the types of involvement or associated risks.”

Securities and Exchange Commission

August 9, 2022

Our funds are typically structured as limited partnerships or limited liability companies which have a specified period during which clients can subscribe for limited partnership units or membership interests in the funds. We act as an external manager of our funds, which have diversified investment objectives and include investment vehicles focused on real estate, private equity and debt facilities. The consolidated investment funds are variable interest entities in which Caliber was determined to be the primary beneficiary since we have the power to direct the activities of the entities and the right to absorb losses, generally in the form of guarantees of indebtedness that are significant to the individual investment funds. Our chief operating decision maker does not regularly review the operating results of these investment funds for the purpose of allocating resources, assessing performance or determining whether additional investments or advances be made to these funds. Outside of our interests as the manager or general partner of these funds, our benefits in these entities are limited to Caliber’s direct membership or partnership interests, if any. Further, the consolidation of such entities could make it difficult for an investor to differentiate the assets, liabilities, and results of operations of the Company apart from the assets, liabilities, and results of operations of the consolidated VIEs. The assets of the consolidated VIEs are not available to meet our liquidity requirements.

Pursuant to the Staff’s Comment, the Company has revised our discussion within this Amendment No. 1 about the nature of our consolidated VIEs and the extent of the Company’s involvement with them. In addition, the presentation of “Consolidated fund revenues” and “Consolidated fund expenses” has been further disaggregated to “Consolidated funds – Hospitality revenue”, “Consolidated funds – Other revenue”, “Consolidated funds – Hospitality expenses”, and “Consolidated funds – Other expenses” based on qualitative and quantitative risk factors to provide the users of the financial statements more useful information in evaluating the results of our consolidated funds operations.

Notes to Condensed Consolidated Financial Statements (Unaudited) Note 2 - Summary of Significant Accounting Policies Accounting Policies of Consolidated Funds Revenue Recognition, page F-14

14.	Please tell us how you considered the disclosure requirements of ASC 606-10-50 with respect to the separate revenue activities comprising “Consolidated fund revenues,” to better enable an understanding of the nature, amount, timing, and uncertainty of each separate revenue activity. This also applies to your revenue recognition policy disclosures beginning on page F-53 of your audited December 31, 2020 and 2019 financial statements.

RESPONSE: Pursuant to the Staff’s Comment, the Company has revised our Summary of Significant Accounting Policies in our condensed consolidated financial statements and our audited consolidated financial statements to provide the required ASC 606-10-50 with respect to the separate revenue activities of our consolidated funds’ revenues to better enable an understanding of the nature, amount, timing, and uncertainty of each separate revenue activity. “Consolidated fund revenues” has been further disaggregated to “Consolidated funds – Hospitality revenue” and “Consolidated funds – Other revenue” based on qualitative and quantitative risk factors to provide the users of the financial statements more useful information in evaluating the results of our consolidated funds operations.

Securities and Exchange Commission

August 9, 2022

Note 11 - Segment Reporting, page F-28

15.	You disclose on page F-57 that you have all of the decision-making power with respect to the activities of your consolidated VIEs, including the power to direct all activities. You also disclose on pages F-12 thru F-13 that as a result of your 2021 segment realignment, the investment funds comprising your previous Hospitality, Residential, Commercial, and Diversified segments within your consolidated VIE group no longer qualify as operating segments, since the CODM no longer regularly reviews the funds’ operating results to assess performance or allocate resources. Please explain further how you evaluated ASC 280-10-50 in concluding that none of your consolidated VIE operations qualifies as an operating segment. As part of your response, please address the following:

•	Describe your internal management process with respect to your consolidated VIE operations, identifying those individuals reporting directly to the CODM that are responsible for directing activities of the VIE group.

•	Describe the specific information reviewed by the CODM with respect to the VIE operations, how frequently he reviews the information, and the purpose of the review.

•	Describe how resources are allocated within and to the VIE group and the CODM’s role in this process.

This also applies to your segment disclosures beginning on page F-85 of your audited December 31, 2020 and 2019 financial statements.

RESPONSE: The Company began preparing consolidated financial statements for the years ended December 31, 2016 and 2015. At that time, Caliber had less than $75M in total real estate assets and had not yet demonstrated profitability. Caliber’s business model was not yet proven and relied heavily on all activities of the business to help support ongoing operations. Our capital under management was approximately $56 million so our asset management fees represented only 4.5% of our total revenues. We did not have our Caliber Securities issuer-dealer license, so we were not charging any fees for fund formation and, as a result, all costs associated with forming securities were being paid out of Caliber’s operations and were not able to be recuperated. Our construction activities generated greater than 50% of our total revenues for the year and we were providing property management services to over 200 properties in Phoenix and Tucson. We managed a large team of brokers within our brokerage business and generated fees off of buying and selling real estate around Arizona. We were also still managing our legacy Caliber Auction Home assets (CAH) which we began the process of disposing of in 2015. At the time there were approximately 80 homes ranging in price between $75,000 and $300,000.

Securities and Exchange Commission

August 9, 2022

Our management team was also much smaller and each individual was playing multiple roles across the organization. Caliber’s CODM, our CEO, was not only acting as the company’s CEO, but was also heading up sales and marketing, fund management, and investor reporting. As a result, he was heavily involved in all aspects of the business, in particular because all questions about fund and asset performance, strategy and budget to actual were being handled by our CODM vis-à-vis his responsibilities relating to investor reporting and marketing. This had a dramatic effect on the amount of information he had to know and understand at any given time.

Because of this environment and structure of our management team, our original determination of our segments was correct at that time. We were a real estate asset manager, that generated earnings from being heavily involved in our work as a general contractor, property manager, and broker. Our CODM was intimately involved in all aspect of the performance of our assets to ensure that they were performing to a plan which was being communicated by the CODM on a regular basis.

Since inception, Caliber’s environment has changed dramatically. Caliber’s business model has been successful at demonstrating profitability and resiliency. Our growth has allowed for the business to build robust internal departments that manage many of the detail-level activities of our assets on a day-to-day basis. Our profitability has come from the growth in our capital and assets under management (i.e., our asset management fees) and our ability to earn carried interest from the assets we sell (i.e., performance fees). We are very focused on fund formation (i.e., creating new offerings and growing our managed funds) and collecting asset management fees (i.e., managing the capital that is currently invested in our managed funds). This is the mechanism that starts the budgeting and planning process and guides and directs the activities of the rest of the business. These are the primary activities which Caliber’s CODM spends time understanding and providing guidance on. Capital assets under management were $319 million and $301 million as of March 31, 2022 and December 31, 2021, respectively. Fund management revenues accounted for more than 72% of our company revenue, as of December 31, 2021 of which asset management fees represented more than 47% of our company revenues.

Securities and Exchange Commission

August 9, 2022

Caliber is no longer reliant on construction and other tertiary activities to help support the business. In fact, Caliber is no longer structuring contracts as a general contractor. Beginning in 2020, Caliber moved entirely to a manager model, whereby we charge a fee (percentage of total costs) to manage a third party general contractor. Similarly, we have eliminated our property management business in favor of a third party property management model. We also eliminated our third-party brokerage activities, releasing nearly all of our sales agents who are not direct employees of Caliber. Currently our brokerage division only generates fees off of the buying and selling or leasing of the assets we manage in our funds, whereas it previously competed for third-party business. Finally, we completed the sale of all our remaining legacy CAH single-family homes assets.

Within the business, Caliber’s leadership team has become increasingly aligned and focused over a narrower set of activities compared to past years. In particular, we now have a Head of Sales, Head of Marketing, Chief Investment Officer, multiple SVP/VP of Real Estate and Asset Management, and a President of Hospitality. These key hires are instrumental in helping Caliber accelerate the pace of growth we have seen in the past and to be able to seize on new market opportunities quickly. In 2020 we also began the process of standing up an asset management division with reports up to Caliber’s President and COO. This division is primarily responsible for managing the performance of all of Caliber’s assets and third-party property managers. In 2015 we acted as property managers for all our properties; in 2021 all our assets have moved to on-site management that is performed by large third-party managers. This team manages and monitors the performance of the operations on an ongoing basis. Since the revenues and expenses of our fund assets do not have any implication on the performance of the business of Caliber, the CODM does not review asset performance on an ongoing basis.

Management has concluded that based on the strategic shift in our operating strategies the consolidated investment funds which previously comprised the Hospitality, Residential, Commercial and Diversified segments, no longer meet the requirements in ASC 280, Segment Reporting, as operating segments. The consolidated investment funds are consolidated based on the requirement in ASC 810, Consolidation, as the Company was determined to be the primary beneficiary of each of these variable interest entities since it has the power to direct the activities of the entities and the right to absorb losses, generally in the form of guarantees of indebtedness that are significant to the individual investment funds. Outside of our interests as the manager or general partner of these funds, our benefits in these entities are limited to Caliber’s direct membership or partnership interests, if any. As previously discussed, the Company’s CODM no longer regularly reviews the operating results of these investment funds for the purposes of allocating resources, assessing performance or determining whether additional investments or advances be made to these funds – a requirement included in ASC 280-10-50-1b. The operating activities, financial results, forecasts or plans for our investment funds are regularly reviewed by our hospitality and real estate asset management managers. The Company’s CODM reviews the operating results of our Fund Management, Development and Brokerage operating segments on a monthly basis for the purposes of allocating resources and assessing performance. This review does not include the operating activity of the consolidated funds.

Securities and Exchange Commission

August 9, 2022

Pursuant to the Staff’s Comment, the Company has revised our segment disclosures included in Note 10 to our condensed consolidated financial statements and Note 16 to our audited consolidated financial statements to:

•	Describe our internal management process with respect to our consolidated VIE operations, identifying those individuals reporting directly to the CODM that are responsible for directing activities of the VIE group.
•	Describe the specific information reviewed by the CODM with respect to the VIE operations, how frequently he reviews the information, and the purpose of the review.
•	Describe how resources are allocated within and to the VIE group and the CODM’s role in this process.

General

16.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

RESPONSE: Please note that no written communications have been so made by the Company to date and the Company acknowledges that it will provide the Staff supplemental copies of any such communications it expects to present to potential investors.

Should you or the staff have questions regarding the foregoing responses or additional comments please contact Thomas Poletti at 714.371.2501 or Veronica Lah at 310.312.4130.

Sincerely,

/s/ Thomas J. Poletti
Thomas J. Poletti

cc:	Chris Loeffler
Jennifer Schrader
Jade Leung